Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES INCREASE OF BOUGHT DEAL FINANCING TO CAN$34 MILLION

MONTREAL, Quebec, Canada, January 21, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces that it has agreed to increase the size of its previously announced bought deal offering to CAN$34 million.

Pursuant to a revised letter agreement, the syndicate of underwriters, led by Macquarie Capital Markets Canada Ltd. and including CIBC World Markets Inc., National Bank Financial Inc., BMO Capital Markets, TD Securities Inc., and PI Financial Corp., has agreed to purchase on a bought deal basis 8.5 million common shares of the Corporation at a price of CAN$4.00 per share (the “Offering Price”) for gross proceeds of CAN$34 million (the “Offering”).

In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 1.125 million common shares from the Corporation (the “Over-Allotment Option”), exercisable in whole or in part at the Offering Price for a period of 30 days from closing of the Offering, for additional gross proceeds of up to approximately CAN$4.5 million. If the Over-Allotment Option is exercised in full, the total gross proceeds to Richmont will be CAN$38.5 million. Richmont plans to apply the net proceeds of the Offering in their entirety toward accelerating the transformational development of the one million ounce resource at its Island Gold Mine in Ontario that is currently underway, and as summarized in the Corporation’s January 15th, 2015 press release.

According to the terms of the Offering, the Corporation’s common shares will be issued under a short-form prospectus to be filed in certain provinces of Canada, in accordance with National Instrument 44-101 – short form prospectus distributions.

The Offering is expected to close on or about February 11, 2015, and is subject to certain conditions, including but not limited to the receipt of all necessary approvals including those of the Toronto Stock Exchange and the New York Stock Exchange Market.

THIS NEWS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF RICHMONT, NOR SHALL IT FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH ANY CONTRACT FOR PURCHASE OR SUBSCRIPTION. THE COMMON SHARES OF RICHMONT WILL ONLY BE OFFERED IN CERTAIN PROVINCES OF CANADA BY MEANS OF THE PROSPECTUS REFERRED TO ABOVE. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION THEREFROM.

RICHMONT MINES ANNOUNCES INCREASE OF BOUGHT DEAL FINANCING TO CAN$34 MILLION
January 21, 2015

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. As at December 31, 2013, the estimated deep resource at Island Gold contained Inferred resources of 3.2 million tonnes grading 9.29 g/t Au for 955,000 ounces, and additional Indicated resources of 456,000 tonnes grading 11.52 g/t Au for 169,000 ounces. Mineral resources that are not mineral reserves do not have demonstrated economic viability. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Such forward-looking statements may include without limitation: the use of proceeds of the Offering and the completion of the Offering.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the strength of the global economy, the Canadian-United States exchange rate, and the timing and receipt of regulatory approval with respect to the Offering.. Other risks about the Corporation’s business may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

For more information, please contact:

Investor Relations:
Jennifer Aitken, MBA, Investor Relations Manager
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
Visit our Facebook page